Exhibit 99.1

News Release

NORBORD SECURES WOOD ALLOCATION FOR CHAMBORD, QUEBEC OSB MILL

TORONTO, ON (June 26, 2017) – Norbord Inc. (TSX and NYSE: OSB) today announced that the Quebec Minister of Forests, Wildlife and Parks has granted the Company a wood allocation for its curtailed Chambord, Quebec OSB mill that will take effect April 1, 2018.

“We are very pleased to have secured a wood allocation for our Chambord, Quebec mill so soon after acquiring it in the fall of 2016, and this is an important first step toward restarting production at the mill,” said Peter Wijnbergen, Norbord’s President and CEO. “Market conditions continue to improve and we believe will support an eventual restart of the Chambord mill. In the meantime, we continue to develop our detailed engineering plan to support the investment needed to ensure the mill’s long-term viability. We greatly appreciate the support we’ve received so far from government officials and the local community.”

Norbord acquired the Chambord OSB mill in the fall of 2016 following an asset exchange. The Chambord mill was built in the 1980s and has a stated capacity of 470 million square feet (3/8- inch basis). Production from the mill was indefinitely curtailed by its previous owner in 2008.

In addition to the Chambord mill, Norbord’s assets in Quebec include an operating OSB mill in La Sarre and a technology research and development centre in St-Laurent. Over the last five years, the Company has invested more than US$35 million to improve and ensure the La Sarre mill’s long-term competitiveness, including significant investments in new technology, equipment and processes.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q1 2017 Management’s Discussion and Analysis dated May 1, 2017.

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